The Fund's Annual Stockholders meeting was held on November 27, 2001, at 405 Park Avenue, New York, New York 10022. As of November 1, 2001, the record date, outstanding shares of common stock ("shares") of the Fund were 8,595,573. Holders of 8,024,538 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on three proposals.

The stockholders elected four Directors to the Board of Directors, approved the amended and restated Investment Advisory agreement between Acci Worldwide, S.A. de C.V. and the Fund, and adopted a proposal to pursue the creation and registration of put warrants, which are designed to afford stockholders an opportunity to realize net asset value for their shares.

The following table provides information concerning the matters voted on at the meeting:

I.   Election of Directors

         Nominee                         For                           Withheld
         -------                         ---                           --------
         Glenn Goodstein                7,926,145                       98,393
         Rajeev Das                     7,934,582                       89,956
         Andrew Dakos                   7,915,816                      108,722
         Gerald Hellerman               7,918,078                      106,460

II. Approval of the Amended and Restated Investment Advisory Agreement between Acci Worldwide, S.A. de C.V. and the Fund

     Votes For     Votes Against       Votes Abstained       Broker Non-Votes
     ---------     -------------       ---------------       ----------------
     5,701,568         115,671                46,674              2,160,625

III. Adoption of a proposal to pursue the creation and registration of put warrants which are designed to afford stockholders an opportunity to realize net asset value for their shares

     Votes For      Votes Against       Votes Abstained     Broker Non-Votes
     ---------      -------------       ---------------     ----------------
     5,734,315          88,030                 41,568             2,160,625